GEMSTAR RESOURCES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
BALANCE SHEETS
(In Canadian Dollars)

	April 30	January 31
	2006	2006
	(Unaudited -	(Audited)
ASSETS	prepared by management)
Current Assets
Cash (Note 2(g))	$1,724	$4,691
Cash in lawyers' trust account (Note 2(g))	12,254	12,254
GST receivable	5,534	5,080
TOTAL CURRENT ASSETS	19,512	22,025
Property and equipment, net (Note 7)	1,596	1,725
Investment in mineral properties (Note 6)	70,439	70,439
Other Asset
Deposit on credit card	6,900	6,900
TOTAL ASSETS	$98,447	$101,089

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable and accrued liabilities	$79,800	$79,698
Loans from related parties (Note 4)	44,331	24,122
TOTAL CURRENT LIABILITIES	124,131	103,820

Long Term Liabilities
Deferred liability (Note 10)	39,676	39,676
Loans from related parties (Note 4)	908,205	908,205
TOTAL LONG TERM LIABILITIES	947,881	947,881
Shareholders' Equity (Deficit)
Share capital (Note 3)
Authorized:
100,000,000 common shares without par value
Issued:
5,651,714 common shares	1,113,471	1,113,471
Loans from related parties (Note 4)	11,576	11,576
Retained earnings (Deficit), accumulated during the
development stage (Notes 1 & 2(j))	(2,098,612)	(2,075,659)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	(973,565)	(950,612)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$98,447	$101,089

Going Concern: Note 1
APPROVED ON BEHALF OF THE BOARD:		Lawsuit: Note 9

"Linda Smith"	, Director

"Shannon Krell"	, Director

The accompanying notes are an integral part of these financial statements

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
(Unaudited - Prepared By Management)

	Three Month Period Ended
	April 30
	2006	2005

GENERAL AND ADMINISTRATION EXPENSES
Depreciation expense	$129	$87
Accounting and audit fees	-	2,500
Management fees	7,500	7,500
Office expenses	8,615	9,856
Professional fees	1,111	-
Transfer agent and filing fees	-	446
Travel and promotion	5,598	3,573
	22,953	23,962

NET LOSS FOR THE PERIOD	(22,953)	(23,962)

RETAINED EARNINGS (DEFICIT), beginning of period	(2,075,659)	(1,938,636)

RETAINED EARNINGS (DEFICIT), end of period	$(2,098,612)	$(1,962,598)

Weighted Average Number of Shares Outstanding
Basic	5,651,714	5,651,714
Diluted	5,651,714	5,651,714
NET PROFIT (LOSS) PER SHARE
Basic	$(0.00)	$(0.00)
Diluted	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited - Prepared By Management)

	Three Month Period Ended
	April 30
	2006	2005
Operating activities
Net loss for the period	$(22,953)	$(23,962)
Items not requiring use of cash
Depreciation	129	87
Changes in non-cash working capital items
GST receivable	(454)	(275)
Prepaid expenses		(7,500)
Accounts payable and accrued liabilities	102	13,592
Cash used in operating activities	(23,176)	(18,058)

Investing activities
Investment in mineral property	-	(4,500)
Cash provided by investing activities	-	(4,500)

Financing activities
Loans from related parties, net	20,209	22,047
Cash provided by financing activities	20,209	22,047

CASH INCREASE(DECREASE) DURING THE PERIOD	(2,967)	(511)

CASH, BEGINNING OF PERIOD	4,691	2,989

CASH, END OF PERIOD	$1,724	$2,478

Supplemental Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 1.	NATURE AND CONTINUANCE OF OPERATIONS

Gemstar Resources Ltd. (“the Company”) was incorporated in Alberta, on March 31, 1998, and that date is also the date of inception. The Company is in the development stage relating to exploration and development of mineral properties and has not generated any revenues from its planned operations. The deficit has been accumulated during this development stage.

Going Concern

These financial statement have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since incorporation and inception of $2,098,612 and has a working capital deficit at April 30, 2006 of $104,619. These factors create substantial doubt as to the ability of the Company to continue as a going concern unless sufficient funds are raised for the payment of its current liabilities and for ongoing operations. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources of additional financing to fund working capital and the ongoing development of the Company’s business.

Note 2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies and in the preparation of these financial statements.

a)	Property and equipment

The Company records depreciation on computer equipment at 30%, on a declining balance basis over its estimated useful life.

b)	General and administration expenses

General and administration expenses are written off to operations as incurred.

c)	Financial Instruments

The Company’s financial instruments consist of cash, GST receivable, deposit on credit card, current liabilities, and long term liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

d)	Translation of Foreign Currency

The accounts of the Company are translated into Canadian dollars on the following basis:

-monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date
-non-monetary assets and liabilities are translated at the rate prevailing when the transaction occurred
-revenue, general & administration expenses, and gains and losses are translated at the average exchange rate in effect during the period
-exchange gains or losses from conversion are included in the current net income.
-depreciation or amortization of assets are translated at the same exchange rates as the assets to which they relate;

e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, depreciation, income taxes, and the recoverability of non-producing mining property capitalized costs and deferred exploration expenditures. Actual results may differ from those estimates.

f)	Stock-based compensation plan

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock- based payments”, effective February 1, 2003. This Section establishes accounting standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after February 1, 2003. The Company uses the Black-scholes method to estimate fair value. The Company, as permitted by Handbook Section 3870, has elected to account for all stock options granted to non- employees and employees by applying the fair value based method of accounting. No stock options were issued during the year, and no stock options are outstanding at April 30, 2006.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

g)	Cash

Cash consists of funds on deposit with the Company’s banker. The cash in the lawyers’ trust account of $12,254 at April 30, 2006 ($12,254 – January 31, 2006) is to be used for filing fees to be paid upon the filing of documents and financial statements with the Stock Exchange and Securities Commission.

h)	Mineral properties and deferred exploration costs

(i)

Acquisition costs of mineral property interests together with exploration costs thereon are deferred in the accounts to be written off when production is attained or disposition occurs. If the results from exploration warrant abandonment of certain mineral properties, costs related thereto are written off to current operations.

(ii)

Exploration costs and mine development costs to be incurred, including those to be incurred in advance of commercial production and those incurred to expand capacity of proposed mines, are to be capitalized. Mine development costs to be incurred to maintain production will be expensed as incurred. Depletion and amortization expense related to capitalized mineral property interests and exploration costs and mine development costs will be computed using the units-of-production method based on proven and probable reserves.

i)	Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

j)	Impairment of Long-Lived Assets

The Company records the impairment of long-lived assets, which consist primarily of mineral property and property and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

k)	Earnings (Loss) Per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of the stock options and warrants that are used to purchase common shares at the average market price during the year. During the years ended January 31, 2006 and 2005, there were no outstanding stock options.

l)	Reclassification of Comparative Figures

Certain of the comparative figures have been reclassified to conform to the disclosure in these financial statements.

Note 3.	SHARE CAPITAL

a)	Authorized: 100,000,000 common shares without par value

b)	Issued and outstanding:

April 30
2006		2005
Shares		Shares

5,651,714	$1,113,471	5,651,714	$1,113,471

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 4.	RELATED PARTY TRANSACTIONS

(a)

(i) Loans from related parties of $964,112 as at April 30, 2006 ($943,903 – January 31, 2006) are unsecured, non interest bearing, with no specific terms of repayment, except the following creditors have agreed to defer collection of their accounts to a date after July 31, 2007:

April 30, 2006	Equity	Current		Long Term
	Component	Liabilities		Liabilities	Total
Darcy Krell	$-	$29,831	$(i)	324,769	$354,600
Linda Smith	-	-	(i)	413,258	413,258
Shannon Krell	-	14,500	(i)	75,000	89,500
Ryan Krell	11,576	-	(ii)	95,178	106,754
	$11,576	$44,331		$908,205	$964,112

January 31, 2006	Equity	Current	Long Term
	Component	Liabilities	Liabilities	Total
Darcy Krell	$-	$23,845	$324,769	$348,614
Linda Smith	-	277	413,258	413,535
Shannon Krell	-	-	75,000	75,000
Ryan Krell	11,576	-	95,178	106,754
	$11,576	$24,122	$908,205	$943,903

(i)	Due after July 31, 2007
(ii)	Due January 1, 2008

(ii) Loan from related party, Ryan Krell, of $106,754 as at April 30, 2006 and 2005 is non interest bearing, and matures on January 1, 2008, unless converted into equity (each $0.05 of Principal outstanding may be converted into one common share) for a total of 2,135,080 common shares prior to the maturity date.

The company adopted Handbook 3860.A25, to recognize the residual valuation of equity component of the loan from Ryan Krell of $106,754. The liability component is valued first, and the difference between the conversion of the loan and the fair value of the liability is assigned to the equity component and the latter is $11,576. The present value of the liability component is calculated using a discount rate of 3.9% .

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 4.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Management fees incurred and expenses paid on behalf of the Company for the periods ended April 30 are as follows:

2006		Management	Office	Travel &
		Fees	Expenses	Promotion	Total
Darcy Krell	(i)	$7,500	$6,432	$4,698	$18,630
Linda Smith		0	16	420	436
		$7,500	$6,448	$5,118	$19,066

2005		Management	Office	Travel &
		Fees	Expenses	Promotion	Total
Darcy Krell	(i)	$7,500	$6,116	$3,040	$16,656
Linda Smith			39	23	62
		$7,500	$6,155	$3,063	$16,718

(i) Pursuant to management agreement of $2,500 per month.

Note 5.	INCOME TAXES

The Company does not have any income tax liabilities during the 2006 and 2005 and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as future taxation, as they are offset by valuation allowances due to uncertainty as to the utilization of the tax losses.

The income tax effect of temporary differences comprising the future income tax assets and future income tax liabilities on the accompanying consolidated balance sheets is a result of the following:

	April 30,
	2006	2005
Future tax assets	$713,528	$667,283
Valuation allowance	(713,528)	(667,283)
	$-	$-

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the periods ended April 30, 2006 and 2005 is as follows:

	2006	2005
Statutory federal income tax rate	34.0%	34.0%
Valuation allowance	-34.0%	-34.0%
Effective income tax rate	0.0%	0.0%

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 6.	INVESTMENT IN MINERAL PROPERTIES

The Company staked the Dotted Lake Property in the Thunder Mining District of Ontario, Canada in March 2003 consisting of 78 claims units with a due date of March 14, 2007. To April 30, 2006, the Company has invested in this mineral property and related deferred exploration costs, as follows:

	April 30,
	2006	2005
Mineral Property
Staking	$4,206	$4,206
Deferred exploration costs
Geological Survey	40,000	40,000
Geological consulting fees	26,233	4,500
Total deferred exploration costs	66,233	44,500
	$70,439	$48,706

The Company maintains this property for future expenditures and no impairment applies to April 30, 2006. The claims are held in trust for the Company by 1179406 Ontario Ltd., the latter an Ontario corporation owned by Robert Joseph Reukl.

Note 7.	PROPERTY AND EQUIPMENT

	April 30		January 31,
	2006	2005	2006
Cost	$3,309	$1,653	$3,309
Accumulated depreciation	1,713	931	1,584
	$1,596	$722	$1,725

Note 8.	EARNINGS (LOSS) PER SHARE

Computations of basic and diluted weighted average shares outstanding, are as follows:

	Period Ended April 30
	2006	2005
Basic weighted average shares	5,651,714	5,651,714
Effect of dilutive securities	0	0
Earnings (loss) per share - Basic	($0.00)	($0.00)
Earnings (loss) per share - Diluted	($0.00)	($0.00)

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2006
(Unaudited)

Note 9.	LAWSUIT

There is a claim by Ellis Foster that it is allegedly owed $51,680 for accounting services provided to the Company. The Company disputes the charge for these fees as the fees are in connection with the audit of Dalian Maple Leaf International School, a private company owned by the Company’s former president, Mr. Sherman Jen. The results of this lawsuit are not determinable at April 30, 2006.

Note 10.	DEFERRED LIABILITIES

The lawyer for the Company has agreed on January 25, 2006 to defer the payment date of his account unpaid of $39,676 to a date after July 31, 2007, and accordingly this amount is included in long term liabilities. This liability is unsecured and bears no interest.